Exhibit 99.1

Canada Goose Announces Election of Directors

Toronto, ON – August 2, 2024 – Canada Goose Holdings Inc. (NYSE, TSX: GOOS) announced today the voting results from its annual meeting of shareholders (the “Meeting”) held on August 2, 2024.

At the Meeting, all the nominees for election as directors listed in the Company’s management information circular dated June 17, 2024, were elected by a majority of the votes cast by shareholders virtually present or represented by proxy at the Meeting. The voting results for each nominee are as follows:

Nominee	Percentage of Votes For	Percentage of Votes Withheld
Michael D. Armstrong	99.40%	0.60%
Jodi Butts	99.26%	0.74%
Maureen Chiquet	99.12%	0.88%
Ryan Cotton	98.25%	1.75%
Jennifer Davis	99.92%	0.08%
John Davison	99.97%	0.03%
Stephen Gunn	99.42%	0.58%
Dani Reiss	98.57%	1.43%
Gary Saage	99.97%	0.03%
Belinda Wong	99.97%	0.03%

Furthermore, Deloitte LLP was reappointed as the Company’s auditor for the ensuing year by a majority of the votes cast by shareholders virtually present or represented by proxy at the Meeting.

The full voting results for the above matters are disclosed in the report on voting results of the Company dated August 2, 2024, available on SEDAR+ at www.sedarplus.ca under the Company’s profile.

About Canada Goose

Canada Goose is a performance luxury outerwear, apparel, footwear and accessories brand that inspires all people to thrive in the world outside. We are globally recognized for our commitment to Canadian manufacturing and our high standards of quality, craftsmanship and functionality. We believe in the power of performance, the importance of experience, and that our purpose is to keep the planet cold and the people on it warm. For more information, visit www.canadagoose.com.

Contacts

Investors: ir@canadagoose.com

Media: media@canadagoose.com